PEPCO HOLDINGS, INC.

<u>NON-MANAGEMENT DIRECTORS COMPENSATION PLAN</u>

1.   Purpose of the Plan.

The Pepco Holdings, Inc. Non-Management Directors Compensation Plan (the "Plan") has been established by Pepco Holdings, Inc. (the "Company") to compensate directors who are not employees of the Company or any of its subsidiaries for their service as members of the Board of Directors of the Company and to enable such directors to strengthen their common interest with the shareholders of the Company by providing them with the opportunity to increase their equity interest in the Company either through the acquisition of Company common stock or through the acquisition of common stock equivalents.

2.   Definitions.

(a) "Board" means the Board of Directors of the Company.

(b) "Common Stock" means the common stock, par value $.01 per share, of the Company.

(c) "Deferred Compensation Plan" means the Pepco Holdings, Inc. Executive and Director Deferred Compensation Plan.

(d) "Fair Market Value" means the closing price of the Common Stock as reported by the New York Stock Exchange on the day of determination or, if the day of determination is not a trading day or there are no trades on the day of determination, the last trading day preceding the day of determination.

(e) "Governance Committee" means the Corporate Governance/Nominating Committee of the Board.

(f) "Non-Management Director" means a member of the Board who is not an employee of the Company or any of its subsidiaries.

3.   Shares of Common Stock Subject to the Plan.

(a) Subject to the provisions of paragraph (b) below, the aggregate number of shares of Common Stock that may be issued under the Plan shall not exceed 500,000 shares. Such shares may, as determined by the Company, be authorized but unissued shares, treasury shares or shares purchased on the open market.

(b) In the event of any stock split, stock dividend, recapitalization, merger, consolidation, reorganization, combination, or exchange of shares or other similar event affecting the Common Stock, the number of shares of Common Stock reserved for issuance under the Plan shall be proportionately adjusted to the extent required to prevent dilution or enlargement of shares issuable under the Plan by reason of such transaction.

4.   **Administration of the Plan.**

The Plan shall be administered by the Governance Committee, which, except as otherwise expressly provided herein, shall have the sole and complete authority to interpret the Plan and to make all other determinations necessary for the Plan's administration. All action taken by the Governance Committee in the interpretation and administration of the Plan shall be final and binding on all concerned. The Governance Committee may designate officers and employees of the Company to assist the Governance Committee in the administration of the Plan by executing documents on behalf of the Company relating to the administration of the Plan and by performing such ministerial duties in connection with the administration of the Plan as are assigned to them by the Governance Committee.

5.   **Annual Retainer and Meeting Fees.**

Each Non-Management Director shall receive as compensation for his or her services as a director an annual retainer and a per-meeting fee, in each case in an amount and payable at such time as the Board shall determine. Each Non-Management Director who serves as the chairman of a committee of the Board may receive as a fee for such services an additional annual retainer in an amount and payable at such time as the Board shall determine. The Board, at its discretion, may elect to pay prorated compensation to any Non-Management Director for services as a director or committee chairman for any portion of a year.

6.   **Form of Payment.**

(a) Each Non-Management Director who is entitled to receive a retainer or fee under the Plan may elect, in respect of all or any portion of the payment as specified by the Non-Management Director, to receive, in lieu of a payment in cash, either (i) a number of whole shares of Common Stock determined by dividing (A) the amount of the retainer or fee that the Non-Management Director elects to receive in the form of Common Stock by (B) the Fair Market Value of the Common Stock as of the date on which the retainer or fee otherwise would be paid in cash (with cash issued for any fraction of a share) or (ii) a credit of an amount equal to the amount otherwise payable in cash to the Non-Management Director's account under the Deferred Compensation Plan (a " DCP Deferral Election").

(b) In order to be effective, a DCP Deferral Election must be made prior to the year in which the retainer or fee is to be paid, and after the beginning of the year in which the retainer or fee is to be paid such election shall be irrevocable, except that if a individual first becomes a Non-Management Director during a year, a DCP Deferral Election must be made within 30 calendar days after the date the individual first becomes a Non-Employee Director and such election shall apply only to payments made in respect of service after the election is made. Elections to receive shares of Common Stock in lieu of cash may be made at any time prior to the date on which the cash payment otherwise is to be made. Notwithstanding the above, no modification may be made to a DCP Deferral Election, even prior to the beginning of the year in which the retainer or fee is to be paid, except in strict compliance with Section 409A(a)(4) of the Internal Revenue Code.

(c) The shares of Common Stock issued under the Plan shall not be subject to forfeiture and shall be free of any and all restrictions on transfer, except for any restrictions that may be required by law. Any such restrictions on transfer may be reflected in appropriate legends on the certificates for the shares.

7.   Limitations on the Issuance of Shares.

No shares of Common Stock shall be issued under the Plan and no certificates representing shares of Common Stock shall be delivered:

(a) if any requisite approval or consent of any governmental authority having jurisdiction over the issuance of the shares shall not have been secured or if the issuance of shares of Common Stock would violate any federal, state or local law, regulation or order that may be applicable;

(b) at any time that the Common Stock is listed on a stock exchange, if the shares of Common Stock pursuant to the award shall not have been effectively listed on such exchange, unless the Company determines that such listing is not required; or

(c) at any time that the Company determines that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable, unless such withholding shall have been effected.

8.   No Registration.

The Company shall have no obligation to register any of the shares of Common Stock issuable under this Plan under the Securities Act of 1933, as amended, or under any state securities laws, but may in its discretion elect to do so if it determines that such registration is necessary or appropriate.

9.   Taxes.

Each Non-Management Director (or the Non-Management Director's beneficiary) shall be responsible for all applicable taxes on payments made to the Non-Management Director under the Plan (or beneficiary) regardless of the form of such payments. The Company may make appropriate arrangements to collect from any Non-Management Director (or the Non-Management Director's beneficiary) the taxes, if any, that the Company may be required to be withheld by any government or government agency prior to payment under the Plan.

10.   No Right to Continued Service

Neither the eligibility to participate in the Plan nor the receipt of any payment under the Plan shall confer upon any Non-Management Director the right to continue to serve as a director of the Company if validly removed or the right to be nominated for reelection as director.

11. No Prohibition on Other Compensation

Neither the existence of this Plan nor any provision of this Plan shall preclude the Company from authorizing or approving other plans or forms of compensation for directors of the Company.

12. Expenses

All reasonable expenses of administering the Plan shall be paid by the Company.

13. Amendment and Termination

The Board may amend, suspend, or terminate the Plan at any time; provided that no amendment shall be made without shareholder approval if shareholder approval is required by law, regulation, or securities exchange listing requirement.

14. Governing Law

The Plan shall be construed, administered, and regulated in accordance with the laws of the State of Delaware (excluding the choice of law provisions thereof) and any applicable requirements of federal law.

15. Effectiveness and Expiration of the Plan

The Plan shall become effective January 1, 2005, and, unless terminated earlier by the Board, shall expire on December 31, 2014, after which no further payments may be made under the Plan.

IN WITNESS WHEREOF, the Company has caused this Plan to be signed on this 3rd day of November, 2008 which version reflects all modifications made to the Plan through such date of execution.


PEPCO HOLDINGS, INC.


By: /s/ D. R. WRAASE
        Chairman of the Board
        and Chief Executive Officer

ATTEST

By: /s/ ELLEN S. ROGERS
            Secretary